UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                              Trist Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   896767 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Eric Stoppenhagen
                             7030 Hayvenhurst Avenue
                               Van Nuys, CA 91406
                                 (818) 464-1640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.  896767 100                                          PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Landbank Acquisition LLC
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                      (a) |_|
                                                                      (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see Instructions)

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
----------------------- -------- -----------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER

    SHARES              84,777,924
              --------- --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH           0
              --------- --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER

 PERSON WITH            84,777,924
              --------- --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
------------- --------- --------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           84,777,924
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (see Instructions)                                             |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           95%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           OO  LIMITED LIABILITY COMPANY
---------- ---------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  896767 100                                          PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Doug Gravink
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                      (a) |_|
                                                                      (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see Instructions)

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
----------------------- -------- -----------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER

    SHARES              0
              --------- --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH           84,777,924
              --------- --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER

 PERSON WITH            0
              --------- --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        84,777,924
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           84,777,924
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (see Instructions)                                             |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           95%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           IN
---------- ---------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  896767 100                                          PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Gary Hewitt
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                      (a) |_|
                                                                      (b) |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see Instructions)

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
----------------------- -------- -----------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER

    SHARES              0
              --------- --------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY EACH           84,777,924
              --------- --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER

 PERSON WITH            0
              --------- --------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        84,777,924
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           84,777,924
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (see Instructions)                                             |_|


---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           95%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (see Instructions)

           IN
---------- ---------------------------------------------------------------------

         This Schedule 13D/A ("Schedule 13D/A") amends the following section of the Schedule 13D filed with the Securities and Exchange Commission on October 1, 2007.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of Schedule 13D is supplemented and amended by the information below.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Trist Holdings, Inc. (formerly Landbank Group, Inc.), a Delaware corporation (the "Company"), which has its principal executive offices at 7030 Hayvenhurst Ave., Van Nuys, California 91406.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13D is supplemented and amended by the information below:

         This statement is being filed jointly by Landbank Acquisition LLC, a California limited liability company ("LALLC"), Doug Gravink, an individual resident of California ("Gravink") and Gary Hewitt, an individual resident of California ("Hewitt").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

THE SECURITIES EXCHANGE AGREEMENT

         The closing (the "Closing") of the transactions contemplated by that certain Securities Exchange Agreement (the "Securities Exchange Agreement") by and among LALLC, the Company and Family Products LLC occurred on December 31, 2007. At the Closing, (1) the Company transferred ownership of its operating subsidiary Landbank LLC ("LLC") to LALLC, (2) the Company issued 79,311,256 new shares of its common stock to LALLC, (3) LALLC agreed to provide full indemnity to Company for LLC's prior operations and liabilities, (4) LLC assigned $500,000 in debt to Company owed to LALLC, (5) LLC retained approximately $500,000 in debt owed to third parties and approximately $2.5 million in debt owed to LALLC. Following the Closing, LALLC held a total of 84,777,924 shares of Company common stock directly. The Managing Members each hold a 50% beneficial ownership interest in LALLC through both direct and indirect ownership via their affiliates.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D/A by LALLC is based on LALLC's ownership of 84,777,924 shares of Common Stock of the Company, and assumes a total of 89,239,920 shares of the Company's Common Stock issued and outstanding as of December 31, 2007.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D/A by Gravink and Hewitt is based on their indirect ownership of 84,777,924 shares of Common Stock of the Company, and assumes a total of 89,239,920 shares of the Company's Common Stock issued and outstanding as of December 31, 2007.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of December 31, 2007, LALLC owned 84,777,924 shares of Common Stock of the Company. Assuming a total of 89,239,920 shares of the Company's Common Stock outstanding as of December 31, 2007, the LALLC's ownership constitutes approximately 95% of the shares of the Company's Common Stock issued and outstanding.

         Each of the Managing Members beneficially owns 84,777,924 shares of Common Stock of the Company in so far as the Managing Members and their affiliates own 100% of the membership interests of LALLC and in so far as they have the power to direct the very disposition of such securities. Assuming a total of 89,239,920 shares of Company Common Stock outstanding as of December 31, 2007, the Managing Members beneficial ownership constitutes 95% of the shares of the Company's Common Stock issued and outstanding.

         Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

1        Joint Filing Agreement.

2 Securities Exchange Agreement dated November 1, 2007 by and among Landbank Group, Inc., Landbank Acquisition LLC and Family Products LLC

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.



                                  Landbank Acquisition LLC
                                  a California limited liability company


Dated: December 31, 2007           /S/ DOUG GRAVINK
                                  ---------------------------
                                  By: Doug Gravink
                                  Its: Manager




Dated: December 31, 2007            /S/ DOUG GRAVINK
                                  ---------------------------
                                  Doug Gravink



Dated: December 31, 2007            /S/ GARY HEWITT
                                  ---------------------------
                                  Gary Hewitt

                                  EXHIBIT INDEX

Exhibit No.

Exhibit No.

1        Joint Filing Agreement.

2 Securities Exchange Agreement dated November 1, 2007 by and among Landbank Group, Inc., Landbank Acquisition LLC and Family Products LLC

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.



                                  Landbank Acquisition LLC
                                  a California limited liability company


Dated: December 31, 2007           /S/ DOUG GRAVINK
                                  ---------------------------
                                  By: Doug Gravink
                                  Its: Manager




Dated: December 31, 2007            /S/ DOUG GRAVINK
                                  ---------------------------
                                  Doug Gravink



Dated: December 31, 2007            /S/ GARY HEWITT
                                  ---------------------------
                                  Gary Hewitt

                                                                       EXHIBIT 2

                          SECURITIES EXCHANGE AGREEMENT


         THIS SECURITIES EXCHANGE AGREEMENT (this "AGREEMENT") is made and entered into as of this 1st day of November, 2007, by and among Landbank Group, Inc., a Delaware corporation (the "COMPANY"), located at 7030 Hayvenhurst Ave., Van Nuys, CA 91406-3801, Landbank Acquisition LLC, a California limited liability company (the "INVESTOR"), located at 7030 Hayvenhurst Ave., Van Nuys, CA 91406-3801, and Family Products LLC, a California limited liability company, located at 7030 Hayvenhurst Ave., Van Nuys, CA 91406-3801 ("FPLLC") (for purposes of providing indemnification pursuant to Section 8 and the acknowledgement of Section 9.13 only). Each of the Company and Investor are referred to individually herein as a "PARTY," and collectively, as the "PARTIES."

                                    RECITALS:

         A. Landbank LLC, a wholly-owned subsidiary of the Company (the "LLC"), has previously issued those certain Promissory Notes in the aggregate principal amount of $3,032,657.47 (the "INITIAL NOTES"), which were assigned to Investor as holder thereof on September 20, 2007.

         B. The LLC desires to transfer to the Company, and the Company desires to assume and acquire, $500,000.00 of debt under the Initial Notes (the "ASSIGNED DEBT"), leaving the remaining principal and interest due and owing to Investor pursuant to the remaining Initial Notes (such remaining promissory notes shall be referred to herein as the "REMAINING NOTES," and the transfer by LLC hereunder shall be referred to as the "NOTE TRANSFER").

         C. The Investor desires to obtain from the Company, and the Company desires to deliver to the Investor, shares of Common Stock of the Company, par value $0.0001 per share (the "COMMON STOCK"), and 100% of the membership interests (the "INTERESTS") of the LLC (the "SHARE AND INTEREST TRANSFER").

         D. The Company desires to obtain from Investor, and Investor desires to deliver to the Company, the obligation to defend, indemnify and hold harmless the Company and its designees from any and all claims arising from or as a result of the business operations or assets of the LLC (the "INDEMNIFICATION," and together with the Note Transfer and Share and Interest Transfer, the "TRANSACTIONS").

         E. The Company has obtained a fairness opinion from Gemini Valuation Services, LLC stating that the Transactions contemplated by this Agreement are fair to the Company and its stockholders from a financial point of view (the "FAIRNESS Opinion").

         F. The Parties desire to set forth in this Agreement the terms and conditions applicable to the Transactions.

                                   AGREEMENT:

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants contained herein, the Parties agree as follows:

         1. ISSUANCE AND DELIVERY OF COMMON STOCK; TRANSFER OF INTERESTS.

                  1.1 The Company has  authorized and hereby agrees to (i) issue and deliver to Investor, and Investor agrees to acquire from the Company, 79,311,256 shares of Common Stock; and (ii) transfer to Investor, and Investor agrees to acquire from Company, 100% of the Interests. The shares of Common Stock to be issued pursuant to the terms hereof are referred to as the "SHARES". The Shares, together with the shares of Common Stock owned by Investor prior to Closing, shall represent 95% of the Fully Diluted Capital Stock immediately following the Closing. For purposes of this Agreement, "FULLY DILUTED CAPITAL STOCK" shall mean the Company's issued and outstanding shares of Common Stock, assuming the conversion or exercise of all outstanding securities convertible into or exercisable for shares of Common Stock.

                  1.2 CLOSING AND DELIVERY.

                           1.2.1 CLOSING. The issuance of the Shares and the transfer of the Interests shall occur as soon as reasonably practicable following the satisfaction or waiver of all conditions to closing described in SECTION 5 below. The closing of such respective issuance and transfer is referred to herein as the "CLOSING," and the date of the Closing is referred to herein as the "CLOSING DATE." The Closing shall be held at the offices of the Company first set forth above.

                           1.2.2 DELIVERIES BY INVESTOR. At the Closing, the Investor shall (a) surrender to the Company the Initial Notes so that such notes can be cancelled and reissued by the Company to represent the Assigned Debt and the Remaining Notes; and (b) deliver an executed signature page to the Registration Rights Agreement between the Company and Investor in the form attached hereto as EXHIBIT A (the "REGISTRATION RIGHTS AGREEMENT").

                           1.2.3 DELIVERIES BY COMPANY. At the Closing, the Company shall (a) deliver to the Investor an assignment and assumption of Assigned Debt (the "ASSIGNMENT") executed by the LLC (as assignor) and Company (as assignee), and/or a replacement note to represent and evidence the Assigned Debt to document the Note Transfer, (b) deliver to the Investor a certificate evidencing the Shares acquired at the Closing, (c) deliver an executed signature page to the Registration Rights Agreement, and (d) deliver to the Investor a certificate evidencing the Interests transferred at the Closing or otherwise deliver an assignment of interests in a form reasonably acceptable to Investor in order to adequately document the transfer of the Interests to the Investor.

                  1.3 ASSUMPTION OF LIABILITIES. Subject to the provisions of this Agreement, the Investor agrees that upon transfer of the Interests on the Closing Date, it shall assume, pay, satisfy, discharge, perform and fulfill, to the extent not paid, satisfied, performed, discharged or fulfilled by the Company on or before the Closing Date or the LLC following the Closing Date, all of the Liabilities of the Company and/or the LLC arising out of, or relating to, periods, events, or occurrences happening prior to the Closing (the "ASSUMED LIABILITIES") other than the Assigned Debt. "LIABILITIES" shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, deferred income, guaranty, or endorsement of or by any person or entity of any type, whether accrued, absolute, contingent, matured, unmatured or otherwise.

         2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that:

                  2.1 STATUS. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite limited liability company power and authority to carry on its business as now conducted and as proposed to be conducted. The Interests constitute all of the issued and outstanding membership interests and economic interests in the LLC.

                  2.2 POWER. The Company has all requisite power and authority to accept, execute and deliver this Agreement, to issue the Shares, to transfer the Interests, to except, execute and deliver the Assignment, and to carry out the provisions of this Agreement.

                  2.3 APPROVALS. All action on the part of the Company, its Board of Directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder, the authorization, issuance, sale and delivery of the Shares hereunder, the transfer and delivery of the Interests, and the authorization, execution and deliver of the Note Transfer have been taken (other than approval by the Company's stockholders, which is a condition to Closing), and this Agreement, the Registration Rights Agreement and the Remaining Notes constitute valid and legally binding obligations of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                  2.4 EXEMPTION FROM REGISTRATION; VALID ISSUANCES. Subject to the accuracy of each of the Investor's representations in SECTION 3, the issuance of the Shares and the transfer of the Interests and delivery of the Replacement Note will not require registration under the Securities Act of 1933, as amended (the "SECURITIES ACT") or any applicable state securities law. The Shares, when issued and delivered in accordance with the terms of this Agreement, shall be duly and validly issued, fully-paid and non-assessable shares of Common Stock, free of all liens, claims, encumbrances, preemptive rights, rights of first refusal and restrictions on transfer, except as imposed by applicable securities laws or this Agreement. The Interests shall be free of all liens, claims, encumbrances, preemptive rights, rights of first refusal and restrictions on transfer, except as imposed by applicable securities laws or this Agreement.

                  2.5 BUSINESS OF LLC. All of the properties, rights, interests and other tangible and intangible assets necessary to enable the Investor to conduct the business of the Company in the manner in which such business is currently being conducted, and has been conducted prior to the Closing, are owned by and in the name of the LLC; provided, however, that the Company shall retain $5,000.00 in its bank account following the Closing.

         3. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. The Investor hereby represents and warrants to the Company that:

                  3.1 STATUS. The Investor is duly organized, validly existing and in good standing under the laws of the state of California, and has the power to own and operate its properties, to carry on its business as now conducted and to enter into and to perform its obligations under this Agreement.

                  3.2 POWER AND AUTHORITY. The Investor has the full legal right, power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the performance by the Investor of its obligations hereunder are within the powers of the Investor and have been duly authorized by all necessary action properly taken and the Investor has received all necessary governmental approvals, if any, that are required. The person executing this Agreement is duly authorized to act on behalf of the Investor.

                  3.3 VALIDITY AND BINDING EFFECT. This Agreement constitutes the valid and legally binding obligation of the Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                  3.4 INVESTMENT. The Investor has been advised that the Shares will not be registered under the Securities Act nor qualified under any state securities law, on the ground that no distribution or public offering of the Shares is to be effected, and that in this connection the Company is relying in part on the representations of the Investor set forth in this SECTION 3. The Investor represents that:

                           3.4.1 INVESTMENT INTENT. The Investor is acquiring the Shares solely for its own account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of the Shares.

                           3.4.2 ECONOMIC RISK. The Investor is able to bear the
                  economic risk of an investment in the Shares acquired by it or to be acquired by it pursuant to this Agreement and can afford to sustain a total loss on such investment.

                           3.4.3 SOPHISTICATION. The Investor (i) has a preexisting business relationship with the Company or its officers and/or directors, and (ii) is an experienced and sophisticated investor, is able to fend for itself in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of acquiring the Shares. The Investor has had, during the course of this transaction and prior to its purchase of the Shares the opportunity to ask questions of, and receive answers from, the Company and its management concerning the Company and the terms and conditions of this Agreement. The Investor hereby acknowledges that it has received all such information as it considers necessary for evaluating the risks and merits of acquiring the Shares and for verifying the accuracy of any information furnished to it or to which he had access.

                           3.4.4 ACCREDITED INVESTOR. The Investor is an "accredited investor" for purposes of Regulation D promulgated by the Securities and Exchange Commission (the "COMMISSION") under the Securities Act.

                  3.5 TRANSFER RESTRICTIONS. The Investor understands the restrictions on resale and transfer of the Shares imposed upon the Investor pursuant to SECTION 4 of this Agreement, and will abide by such resale and transfer restrictions.

                  3.6  LEGEND.  The  Investor   understands  that  a  legend  in
         substantially the following form will be placed on the certificates representing the Shares (if any):

         "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, HAVE BEEN TAKEN FOR INVESTMENT, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED."

         4. RESTRICTIONS ON TRANSFER.

                  4.1 SECURITIES LAW COMPLIANCE. The Investor hereby agrees that none of the Shares shall be sold, transferred, assigned, pledged, hypothecated or otherwise disposed of unless and until one of the following events shall have occurred:

                           4.1.1 Such securities are disposed of pursuant to and
                  in conformity with an effective registration statement filed with the Commission pursuant to the Securities Act or pursuant to Rule 144 of the Commission thereunder; or

                           4.1.2 The Company shall have received a written opinion of counsel reasonably acceptable to the Company (which may be counsel for the Company) to the effect that the proposed transfer is exempt from the registration and prospectus delivery requirements of the Securities Act.

         As a further condition to any such disposition and to the Company's obligation to register any such disposition, so long as the legend set forth above will appear on the stock certificate resulting from such transfer, the Company may require, as a condition to such transfer, that the contemplated transferee furnish the Company with an investment letter in form and substance reasonably satisfactory to the Company and its counsel.

                  4.2 REGISTRATION RIGHTS. The Investor shall receive certain registration rights in connection with the issuance of the Shares in accordance with the terms and conditions of the Registration Rights Agreement.

         5. CONDITIONS TO CLOSING.

                  5.1 CONDITIONS TO THE OBLIGATIONS OF INVESTOR. The obligations of the Investor to acquire the Shares and Interests pursuant to the terms of this Agreement at the Closing and the other obligations of the Investor under this Agreement are subject to the satisfaction as of the Closing of the following conditions, any of which may be waived in writing in whole or in part by the Investor:

                           5.1.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct in all material respects (except for representations and warranties that contain qualifications as to materiality, which shall be true and correct in all respects) at and as of the date when made and as of the Closing Date as though made at that time, and the Investor shall have received a certificate attesting thereto from the Company signed by a duly authorized officer of the Company.

                           5.1.2 BOARD APPROVAL. The Company shall have delivered to the Investor a resolution of a majority of the Board of Directors of the Company, including a majority of members of the Board of Directors of the Company who do not have an interest in the transactions contemplated by this Agreement, approving the transactions contemplated by this Agreement.

                           5.1.3 STOCKHOLDER APPROVAL. This Agreement and the Transactions shall have been duly and validly approved by the requisite vote or consent of Company's stockholders.

                           5.1.4 AMENDMENT TO CERTIFICATE OF INCORPORATION.  The
                  Company shall have amended its certificate of incorporation to
                  (i) change its name from "Landbank Group, Inc." to another name reasonably acceptable to Investor, which name shall not include the word "Landbank" or any variation thereof, and (ii) increase the number of shares of authorized common stock from 100,000,000 to 2,000,000,000.

                           5.1.5 DELIVERIES OF THE COMPANY. At the Closing,  the
                  Company shall have delivered or caused to be delivered to Investor those deliveries required to be delivered at Closing pursuant to Section 1.2.3 along with a certificate executed by the President of the Company, dated the Closing Date, certifying (1) the resolutions of Company's Board of Directors and stockholders approving and authorizing the execution, delivery and performance of the Agreement and the other transaction documents to which the Company is a party, (2) the certificate of incorporation of the Corporation, as amended hereunder, and (3) the satisfaction of the closing conditions contained in this Section 5.1.

                           5.1.6 EXPENSES.  At or prior to the Closing,  the LLC
                  shall have paid all expenses, fees and other amounts incurred by the Company or the LLC with respect to this Agreement and the Transactions contemplated herein. Additionally, the LLC shall transferred cash to the Company's bank account such that its balance is at least $5,000.00.

                           5.1.7 NO MATERIAL ADVERSE CHANGE. No material adverse
                  change shall have occurred to, and no event or circumstance shall have occurred that could reasonably be expected to cause a material adverse change to, the LLC's financial condition or businesses since the date of the Agreement.

                  5.2  CONDITIONS  TO  THE  OBLIGATIONS  OF  THE  COMPANY.   The
         obligations of the Company to issue the Shares and transfer the Interests pursuant to the terms of this Agreement at the Closing and the other obligations of the Company under this Agreement are subject to the satisfaction as of the Closing of the following conditions, any of which may be waived in writing in whole or in part by the Company:

                           5.2.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor shall be true and correct in all material respects (except for representations and warranties that contain qualifications as to materiality, which shall be true and correct in all respects) at and as of the date when made and as of the Closing Date as though made at that time, and the Company shall have received a certificate attesting thereto from the Investor signed by a duly authorized officer of the Investor.

                           5.2.2 STOCKHOLDER APPROVAL. This Agreement and the Transactions shall have been duly and validly approved by the requisite vote or consent of Company's stockholders.

                           5.2.3 DELIVERIES OF THE INVESTOR. At the Closing, the
                  Investor shall have delivered or caused to be delivered to Investor those deliveries required to be delivered at Closing pursuant to Section 1.2.2 along with a certificate executed by a Manager of the Investor, dated the Closing Date, certifying the satisfaction of the closing conditions contained in this
                  Section 5.2.

         6. ADDITIONAL AGREEMENTS.

                  6.1 STOCKHOLDER APPROVAL.

                           6.1.1 As soon as  practicable  after the date of this
                  Agreement, and in no event later than fifteen (15) business days after the date hereof, the Company shall prepare and cause to be filed with the Commission a proxy statement pursuant to Rule 14a-3 promulgated under Section 14A of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") (together with any amendments or supplements thereto, the "PROXY STATEMENT") in connection with the approval and adoption of this Agreement and the Transactions. The Proxy Statement shall include a statement that Company's Board of

                  Directors has approved this Agreement, determined that this Agreement and the Transactions are in the best interests of Company's stockholders and recommends that Company's stockholders vote in favor thereof, and Company shall use its commercially reasonable efforts to solicit such votes from its stockholders. The Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Company shall immediately advise Investor if the Proxy Statement, including any amendments or supplements thereto, at the time filed with the Commission, as of the date of mailing to the stockholders of Company or at any other time, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they are made, not misleading. Company shall respond promptly to any comments of the Commission or its staff with respect thereto and use its best efforts to have the Proxy Statement cleared by the Commission as soon as practicable after its filing. Company shall also promptly furnish to Investor copies of any correspondence received from the Commission, and shall permit representatives of the Investor to attend any telephone calls with the Commission that discuss comments made by its staff. As soon as practicable after clearance by the Commission of the Proxy Statement, Company shall mail the Proxy Statement to its stockholders. In addition, Company shall take all action necessary in accordance with applicable Laws and its charter to duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable solely to consider and approve this Agreement and the Transactions.

                           6.1.2 In the event that prior to the Company's filing
                  of the Proxy Statement, Company receives authorization by written consent from that number of holders of its capital stock necessary to approve this Agreement and the Transactions, then notwithstanding the provisions of this
                  Section 6.1 to the contrary, as soon as practicable after the date of this Agreement, and in no event later than fifteen
                  (15)  business  days  after  the date  hereof,  Company  shall prepare and cause to be filed with the Commission an information statement pursuant to Rule 14(c) promulgated under
                  Section 14A of the Exchange Act (together with any amendments or supplements thereto, the "INFORMATION STATEMENT") in connection with the approval and adoption of this Agreement and the Transactions, and shall take all other actions necessary and consistent with the provisions of this Section 6.1, with respect to the Information Statement.

                           6.1.3 As promptly as practicable, Company shall properly prepare and file any other filings required under the Securities Act, the Exchange Act or any other Laws (including, without limitation, state securities and "blue sky" laws) relating to the Transactions contemplated by this Agreement (collectively, "OTHER FILINGS").

                           6.1.4 Company  shall provide  copies of drafts of the
                  Proxy Statement or the Information Statement, as the case may be, to Company at least two (2) business days prior to the date of filing of such document with the Commission (including with respect to each amendment or supplement thereto) so as to allow Investor to review and comment on such documents. Such review shall not be deemed a review by Investor as to whether the Company has properly complied with Commission rules or regulations. Prior to the filing of the Proxy Statement or the Information Statement, as the case may be, with the
                  Commission, the Company shall consider in good faith any comments made by, or changes requested by, Investor.

                  6.2 The Company shall take such actions, do such things, execute and deliver such other documents, instruments or agreements, and make such filings as may be necessary or desirable in order to obtain the approval of the Company's stockholders as described herein.

         7. TERMINATION.

                  7.1 TERMINATION EVENTS. This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company and the Investor.

                  7.2 EFFECT OF TERMINATION. Upon termination of this Agreement as provided in SECTION 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto or their respective, subsidiaries, stockholders, directors, officers, employees, agents or other representatives.

         8. INDEMNIFICATION.

                  8.1 Each of Investor and FPLLC (the "INDEMNIFYING PARTIES") shall defend, hold harmless and indemnify each of the Company Indemnitees from and against, and shall compensate and reimburse each of the Company Indemnitees for, any Damages that are directly or indirectly suffered or incurred by any of the Company Indemnitees or to which any of the Company Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise directly or indirectly from or as a direct or indirect result of, or are directly or indirectly connected with (i) the operation of the business or assets of the LLC prior to or following the Closing, but not including any Damages arising from the Assigned Debt which shall remain an obligation of the Company following the Closing, (ii) any breach of any representation or warranty or covenant made by the Investor in this Agreement and (iii) the Assumed Liabilities excluding the Assigned Debt. "COMPANY INDEMNITEES" shall mean (a) the Company; (b) the Company's officers, directors, stockholders, and other current and future affiliates; and (c) the respective successors and assigns of the persons and entities referred to in clauses "(a)" and "(b)" above. "DAMAGES" shall include any direct damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including any reasonable legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature; but shall specifically exclude any special, incidental, consequential, lost profits, indirect, punitive, or exemplary damages.

                  8.2 If any Damages or alleged Damages shall be brought against any Company Indemnitee in respect of which such Company Indemnitee may be indemnified under this Section 8 by INDEMNIFYING PARTIES, such Company Indemnitee shall promptly notify the Indemnifying Parties in writing. The Indemnifying Parties at their option may assume the defense of any action in respect of which it has acknowledged its obligation to indemnify such Company Indemnitee under this Section 8. If any Indemnifying Party assumes the defense of any action, such Company Indemnitee shall not be liable for any settlement thereof without its consent (but such consent will not be unreasonably withheld). If any Indemnifying Party assumes the defense of any such action, such Company Indemnitee shall have the right to employ separate counsel in such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be paid by such Company Indemnitee unless there exists a conflict between the positions of the Indemnifying Party and of such Company Indemnitee in conducting the defense of such action or that there may be legal defenses available to such Company Indemnitee different from or in addition to those which counsel to the Indemnifying Party would be able to raise, in which event the reasonable fees and expenses of such counsel shall be paid by the Indemnifying Party.

                  8.3 CONTRIBUTION. If the indemnification from the Indemnifying Parties provided for in this Section 8 is unavailable to a Company Indemnitee hereunder in respect of any Damages referred to therein, then the Indemnifying Parties, in lieu of indemnifying such Company Indemnitee, shall contribute to the amount paid or payable by such Indemnifying Parties as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the Indemnifying Parties and Company Indemnitees in connection with the actions which resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Parties and Company Indemnitees shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact, has been made by, or relates to information supplied by, such Indemnifying Party or Company Indemnitee, and the parties intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Damages shall be deemed to include any reasonable legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. No Company Indemnitee guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         9. MISCELLANEOUS.

                  9.1 NOTICES. Any and all notices, elections or demands permitted or required to be made under this Agreement shall be in writing, signed by the party giving such notice, election or demand and shall be delivered personally, telecopied, or sent by certified mail or overnight via nationally recognized courier service (such as Federal Express), to the other party at the address set forth in the introductory paragraph to this Agreement or at such other address as may be supplied in writing and of which receipt has been acknowledged in writing. The date of personal delivery or telecopy or two (2) business days after the date of mailing (or the next business day after delivery to such courier service), as the case may be, shall be the date of such notice, election or demand.

                  9.2 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

                  9.3 SUBMISSION TO JURISDICTION; VENUE. The Parties hereto expressly acknowledge and agree that the exclusive forum for the resolution of disputes hereunder shall be the courts located in Los Angeles, California, and waive any objection thereto on the basis of personal jurisdiction or venue.

                  9.4 FURTHER ASSURANCES. Whether or not specifically required under the terms of this Agreement, each party hereto shall execute and deliver such documents and take such further actions as shall be necessary in order for such party to perform all of his or its obligations specified herein or reasonably implied from the terms hereof.

                  9.5 AMENDMENT. This Agreement may not be amended or any provision hereof waived in whole or in part, except by a written amendment signed by the Company and the Investor.

                  9.6 SUCCESSORS AND ASSIGNS. Whenever in this Agreement one of the parties hereto is named or referred to, the heirs, legal representatives, successors, successors-in-title and assigns of such parties shall be included, and all covenants and agreements contained in this Agreement by or on behalf of the Company or by or on behalf of an Investor shall bind and inure to the benefit of their respective heirs, legal representatives, successors-in-title and assigns, whether so expressed or not.

                  9.7 ASSIGNABILITY. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Investor, without the prior written consent of each other party.

                  9.8 ENTIRE  AGREEMENT.  This Agreement  constitutes the entire agreement and understanding of the parties in respect of its subject matters and supersedes all prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

                  9.9 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed as original but all of which together shall constitute one and the same instrument.

                  9.10 SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

                  9.11 ARTICLE AND SECTION HEADINGS, DEFINED TERMS. Numbered and titled article and section headings and defined terms are for convenience only and shall not be construed as amplifying or limiting any of the provisions of this Agreement.

                  9.12 EXPENSES. Each party shall bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereunder including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

                  9.13 INDEPENDENT COUNSEL; INTERPRETATION. THE INVESTOR AND FPLLC HEREBY EXPRESSLY REPRESENT, ACKNOWLEDGE AND CONFIRM THAT THEY UNDERSTAND THAT STUBBS ALDERTON & MARKILES, LLP HAS REPRESENTED THE COMPANY ONLY IN THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THAT THEY HAVE BEEN ADVISED TO SEEK AND OBTAIN LEGAL ADVICE FROM INDEPENDENT COUNSEL REPRESENTING THEIR INTERESTS WITH RESPECT TO THIS AGREEMENT, THAT THEY HAVE HAD THE FULL RIGHT AND OPPORTUNITY TO CONSULT WITH SUCH COUNSEL, THAT THEY HAVE AVAILED THEMSELVES OF THIS RIGHT AND OPPORTUNITY, THAT THEY HAVE CAREFULLY READ AND FULLY UNDERSTANDS THIS AGREEMENT IN ITS ENTIRETY, THAT THEY ARE FULLY AWARE OF THE CONTENTS HEREOF AND THE MEANING, INTENT AND LEGAL EFFECT OF THIS AGREEMENT, AND THAT THEY HAVE EXECUTED THIS AGREEMENT FREE FROM COERCION, DURESS OR UNDUE INFLUENCE. SPECIFICALLY, BY SIGNING THIS AGREEMENT, INVESTOR AND FPLCC UNDERSTAND, AND HEREBY ACKNOWLEDGE AND CONFIRM, THAT THEY MAY BE GIVING UP SIGNIFICANT LEGAL RIGHTS. SHOULD ANY PROVISION OF THIS AGREEMENT REQUIRE JUDICIAL INTERPRETATION, IT IS AGREED THAT A COURT INTERPRETING OR CONSTRUING THE SAME SHALL NOT APPLY A PRESUMPTION THAT THE TERMS HEREOF SHALL BE MORE STRICTLY CONSTRUED AGAINST ANY PARTY BY REASON OF THE RULE OF CONSTRUCTION THAT A DOCUMENT IS TO BE CONSTRUED MORE STRICTLY AGAINST THE PARTY WHO ITSELF OR THROUGH ITS AGENT PREPARED THE SAME, IT BEING AGREED THAT ALL PARTIES HERETO HAVE PARTICIPATED IN THE PREPARATION OF THIS AGREEMENT.

         IN WITNESS WHEREOF, this Agreement has been executed by the parties with the intent that it be effective as of the date first above written.

                             LANDBANK GROUP, INC.
                             a Delaware corporation

                             By:      /S/ ERIC STOPPENHAGEN
                                      --------------------------------
                                      Name: ERIC STOPPENHAGEN
                             Its:     Interim President




                             LANDBANK ACQUISITION, LLC
                             a California limited liability company


                             By:      /S/ DOUGLAS GRAVINK
                                      --------------------------------
                                      Name: DOUGLAS GRAVINK
                             Its:     Member




                             FAMILY PRODUCTS LLC
                             a California limited liability company


                             By:      /S/ DOUGLAS GRAVINK
                                      --------------------------------
                                      Name: DOUGLAS GRAVINK
                             Its:     Member

                                    EXHIBIT A
                                       TO
                          SECURITIES EXCHANGE AGREEMENT

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is made and entered into as of the 1st day of November, 2007, by and among Landbank Group, Inc., a Delaware corporation (the "COMPANY"), and Landbank Acquisition LLC, a California limited liability company (the "STOCKHOLDER").


                              W I T N E S S E T H:

         WHEREAS, the Company and Stockholder are parties to that certain Securities Exchange Agreement, dated November 1, 2007 (the "SECURITIES EXCHANGE AGREEMENT") pursuant to which the Stockholder is to be issued 79,311,256 shares of common stock of the Company (the "COMMON STOCK");

         WHEREAS, it is a condition of the Securities Exchange Agreement that the Stockholder and Company enter into a Registration Rights Agreement in the form hereof.

         NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

         1.       REGISTRATION RIGHTS

                  Effective as of the Closing of the Securities Exchange Agreement (the "EFFECTIVE DATE"), the Company hereby grants to the Stockholder the following registration rights.

                  A. DEFINITIONS. As used in this SECTION 1, the following terms shall have the following respective meanings:

                  BUSINESS DAY: Any day other than a day on which banks are authorized or required to be closed in the State of New York.

                  EXCHANGE ACT: The Securities Exchange Act of 1934, as amended,
                  and  the  rules  and   regulations  of  the  SEC   promulgated
                  thereunder.

                  PERSON: Any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

                  PROSPECTUS: The prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses  information  previously  omitted  from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

                  REGISTRABLE SECURITIES: Each issued and outstanding share of Common Stock held as of the Effective Date by the Stockholder and identified on EXHIBIT A hereto until such time as such shares (a) have been sold pursuant to, or are subject to, an effective registration statement under the Act, (b) have been sold pursuant to Rule 144, or (b) may be sold without any time, volume or manner limitations pursuant to section (k) of Rule 144.

                  REGISTRATION STATEMENT: Any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statements, including post effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.


                  RULE 144: Rule 144 promulgated by the Commission pursuant to the Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.


                  SEC:  The United States Securities and Exchange Commission.

                  TRADING DAY: A day on whichever (a) the national securities exchange, (b) the NASDAQ Stock Market, or (c) such other securities market, in any such case which at the time constitutes the principal securities market for the Common Stock, is open for general trading of securities.

                  B. DEMAND REGISTRATION RIGHT. If the Company receives at any time after the date that is six (6) months from the Effective Date, a written request (a "DEMAND REQUEST") from the Stockholder that the Company register any such Registrable Securities, then the Company shall agree to take all actions as are necessary to keep any Registration Statement filed pursuant to this Section 1.B. effective until the date on which all Registrable Securities thereunder may be sold without any restriction, under Rule 144 during any 90-day period in accordance with all rules and regulations regarding sales of securities pursuant to Rule 144.

                  The Company shall file, no later than forty-five (45) days following receipt of a Demand Request (the "DEMAND FILING DATE"), a Registration Statement (the "DEMAND REGISTRATION STATEMENT") covering such Registrable Securities which the Company has been so requested to register by the Stockholder, providing for the registration under the Securities Act of such Registrable Securities to the extent necessary to permit the disposition of such Registrable Securities in accordance with the intended method of distribution specified in such Demand Request, and use its commercially reasonable efforts to have such Demand Registration Statement declared effective by the SEC within one hundred fifty (150) days after the Demand Filing Date. If a registration pursuant to this Section 1.B. involves an underwritten public offering, the Stockholder registration may elect, in writing prior to the effective date of the Registration Statement filed in connection with such registration, not to register such securities in connection with such registration.

                  The Company may delay making a filing of a Demand Registration Statement in connection with a Demand Request or taking action in connection therewith by not more than ninety (90) days if the Company provides a written certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the Stockholders, prior to the time it would otherwise have been required to file such Demand Registration Statement or take such action pursuant to this SECTION 1.B., stating that the Board has determined in good faith that the filing of such Demand Registration Statement would be seriously detrimental to the Company or would otherwise materially adversely affect a financing, acquisition, disposition, merger or other material transaction (collectively, a "VALID BUSINESS REASON") and that it is therefore essential to defer the filing of the Demand Registration Statement; provided, however, that such right to delay a Demand Request shall be exercised by the Company not more than once in any twelve
         (12)-month period and the Company shall only have the right to delay a Demand Request so long as such Valid Business Reason exists, and during such time, the Company may not file a registration statement for securities to be issued and sold for its own account or for that of anyone other than the Stockholders.

                  The Company shall only be obligated to effect one (1) Demand Request pursuant to this SECTION 1.B.

                  The Stockholder shall have the right to cancel a proposed registration of Registrable Securities pursuant to this SECTION 1.B when the request for cancellation is based upon material adverse information relating to the Company that is different from the information known to the Stockholder at the time of the Demand Request. Such cancellation of a registration shall be made in writing and shall not be counted as a Demand Request.

                  C. PIGGYBACK REGISTRATION. If the Company proposes to register any of its securities under the Securities Act for sale to the public for its own account or for the account of other security stockholders (except with respect to the Initial Registration Statement, or registration statements on Forms S-4 or S-8 or another form not available for registering the Registrable Securities for sale to the public), each such time it will give written notice thereof to Stockholder of its intention so to do (such notice to be given at least fifteen (15) days prior to the filing thereof). Upon the written request of the Stockholder (which request shall specify the number of Registrable Securities intended to be disposed of by the Stockholder and the intended method of disposition thereof), received by the Company within ten (10) days after giving of any such notice by the Company, to register any of the Stockholder's Registrable Securities, the Company will use its commercially reasonable efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the Registration Statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the Stockholder (in accordance with its written request) of such Registrable Securities so registered ("PIGGYBACK REGISTRATION RIGHTS"); PROVIDED, that if, at any time after giving written notice of its intention to register any securities pursuant to this SECTION 1.C and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company shall give written notice to the Stockholder and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. If a registration pursuant to this Section 1.C. involves an underwritten public offering, the Stockholder may elect, in writing prior to the effective date of the registration statement filed in connection with such registration, not to register such securities in connection with such registration. The foregoing provisions notwithstanding, the Company may withdraw any registration statement referred to in this SECTION 1.C. without thereby incurring any liability to the Stockholder.

                  D. UNDERWRITING. If a Registration Statement is for a registered public offering involving an underwriting, the Company shall so advise the Stockholder in writing or as a part of the written notice given pursuant to SECTION 1.B or 1.C, as applicable. In such event the right of the Stockholder to registration pursuant to SECTION 1.B and/or 1.C shall be conditioned upon the Stockholder's participation in such underwriting and the inclusion of the Stockholder's Registrable Securities in the underwriting to the extent provided herein. The Stockholder, if proposing to distribute their securities through such underwriting, shall (together with the Company and any other stockholders of the Company distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company or selling stockholders, as applicable. Notwithstanding any other provision of this SECTION 1, if the underwriter or the Company determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may exclude some or all Registrable Securities from such registration and underwriting. The Company shall so advise the Stockholder, and the number of shares of Registrable Securities that may be included in the registration and underwriting, if any, shall be allocated to the Stockholder as follows:

                           (i) In the event of a registration  that is initiated
                  by the exercise of demand registration rights by the Stockholder, then the number of shares that may be included in the registration and underwriting shall be allocated first to the Stockholder;

                           (ii) In the event of a registration that is initiated
                  by the Company, the number of shares that may be included in the registration and underwriting shall be allocated first to the Company and then, subject to obligations and commitments existing as of the date hereof, to all selling stockholders, including the Stockholder, who have requested to sell in the registration on a pro rata basis according to the number of shares requested to be included; and

                           (iii) In the event of a registration that is initiated by the exercise of demand registration rights by a stockholder or stockholders of the Company (other than the Stockholder), then the number of shares that may be included in the registration and underwriting shall be allocated first to such selling stockholders who exercised such demand and then, subject to obligations and commitments existing as of the date hereof, to all other selling stockholders, including the Stockholder, who have requested to sell in the registration, on a pro rata basis according to the number of shares requested to be included.

         No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If the Stockholder disapproves of the terms of any such underwriting, the Stockholder may elect to withdraw therefrom by written notice to the Company and the underwriter. The Registrable Securities and/or other securities so withdrawn from such underwriting shall also be withdrawn from such registration.

                  E.   REGISTRATION   PROCEDURES.   In   connection   with   the
         registration obligations of the Company pursuant to the terms and conditions of this Agreement, the Company shall:

                           (i) Prepare and file with the SEC such amendments and
                  supplements to all Registration Statements and each related Prospectus as may be necessary to comply with the provisions of the Act with respect to the disposition of securities covered by such Registration Statements;

                           (ii) Respond as promptly as reasonably practicable to
                  any  comments   received  from  the  SEC  with  respect  to  a
                  Registration Statement or any amendment thereto.

                           (iii) Notify the Stockholder as promptly as reasonably practicable and confirm such notice in writing no later than one trading day following the day (A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed and (B) with respect to a Registration Statement or any post-effective amendment, when the same has become effective;

                           (iv)  Furnish such number of  Prospectuses  and other
                  documents   incident   thereto,   including   supplements  and
                  amendments, as the Stockholder may reasonably request;

                           (v) Furnish to the Stockholder,  upon request, a copy
                  of all documents filed with and all correspondence from or to the SEC in connection with any such registration statement other than non-substantive cover letters and the like;

                           (vi) Use its  reasonable  best  efforts  to avoid the
                  issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a registration statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable
                  Securities for sale in any jurisdiction, at the earliest practicable moment; and

                           (vii) Use its reasonable  best efforts to comply with
                  all applicable rules and regulations of the SEC.

Notwithstanding the foregoing, if at any time or from time to time after the date hereof, the Company notifies the Stockholder whose shares are registered on a Registration Statement (a "SELLING STOCKHOLDER") in writing of the existence of an event or circumstance that is not disclosed in such Registration Statement and that may have a material effect on the Company or its business (a "POTENTIAL MATERIAL EVENT"), the Selling Stockholder shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Company notifies the Selling Stockholder that such Potential Material Event either has been added to the Registration Statement by amendment or supplement or no longer constitutes a Potential Material Event; PROVIDED, that the Company may not so suspend the right of the Selling Stockholder for more than One-Hundred Twenty (120) days during any twelve (12) month period.

                  F. REGISTRATION EXPENSES.

                           (i)   All   expenses   incident   to  the   Company's
                  performance of, or compliance with, the provisions hereof, including without limitation, all Commission and securities exchange or NASD registration and filing fees, fees and expenses of compliance with securities or "blue sky" laws (including fees and disbursements of counsel in connection with "blue sky" qualifications of the Registrable Securities), printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of the Company's officers and employees performing legal or accounting duties), fees and expenses incurred in connection with the listing of the securities to be registered, if any, on each securities exchange on which similar securities issued by the Company are then listed, fees and disbursements of counsel for the Company and its independent certified public accountants (including the expense of any special audit or "cold comfort" letters required by, or incident to, such performance), Securities Act liability insurance (if the Company elects to obtain such insurance), reasonable fees and expenses of any special experts retained by the Company in connection with such registration, fees and expenses of other Persons retained by the Company in connection with each registration hereunder (but not including the fees and expense of legal counsel retained by the Stockholder, or any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities) are herein called "Registration Expenses."

                           (ii) The Company will pay all  Registration  Expenses
                  in connection with each Registration Statement filed pursuant to SECTION 1 except as otherwise set forth therein. Other than as specifically provided for in SECTION 1.A hereof, all expenses to be borne by the Stockholder in connection with any Registration Statement filed pursuant to SECTION 1 (including, without limitation, all underwriting fees, discounts or commissions attributable to such sale of Registrable Securities) shall be borne by the participating Stockholder.

                  G. INDEMNIFICATION; CONTRIBUTION.

                           (i) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, the Stockholder, its officers, directors and each Person who controls the Stockholder (within the meaning of the Securities Act), and any agent or investment adviser thereof, against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees and costs of investigation) arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, any amendment or supplement thereto, any Prospectus or preliminary Prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same arise out of or are based upon any such untrue statement or omission based upon information with respect to the Stockholder furnished in writing to the Company by or on behalf of the Stockholder expressly for use therein; PROVIDED that, in the event that the Prospectus shall have been amended or supplemented and copies thereof as so amended or supplemented, shall have been furnished to the Stockholder prior to the confirmation of any sales of Registrable Securities, such indemnity with respect to the Prospectus shall not inure to the benefit of the Stockholder if the Person asserting such loss, claim, damage or liability and who purchased the Registrable Securities from the Stockholder did not, at or prior to the confirmation of the sale of the Registrable Securities to such Person, receive a copy of the Prospectus as so amended or supplemented and the untrue statement or omission of a material fact contained in the Prospectus was corrected in the Prospectus as so amended or supplemented.

                           (ii) INDEMNIFICATION BY STOCKHOLDER OF REGISTRABLE SECURITIES. In connection with any Registration Statement in which the Stockholder is participating, the Stockholder will furnish to the Company in writing such information with respect to the name and address of the Stockholder and such other information as may be reasonably required for use in connection with any such Registration Statement or Prospectus and agrees to indemnity, to the full extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities
                  Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of a material fact in the Registration Statement or Prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement relates to any information with respect to the Stockholder so furnished in writing by the Stockholder specifically for inclusion in any Prospectus or Registration Statement; PROVIDED, HOWEVER, that the Stockholder shall not be liable in any such case to the extent that prior to the filing of any such Registration Statement or Prospectus or amendment thereof or supplement thereto, the Stockholder has furnished in writing to the Company information expressly for use in such Registration Statement or Prospectus or any amendment thereof or supplement thereto which corrected or made not misleading information previously furnished to the Company. In no event shall the liability of the Selling Stockholder hereunder be greater in amount than the dollar amount of the net proceeds received by the Selling Stockholder upon the sale of the Registrable Securities, sold under such Registration Statement or Prospectus as contemplated herein, giving rise to such indemnification obligation.

                           (iii)  CONDUCT OF  INDEMNIFICATION  PROCEEDINGS.  Any
                  Person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such Person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Person will claim indemnification or contribution pursuant to the provisions hereof and, unless in the judgment of counsel of such indemnified party a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claim. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel (plus such local counsel, if any, as may be reasonably required in other jurisdictions) with respect to such claim, unless in the judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels. For the purposes of this Section 5(c), the term "conflict of interest" shall mean that there are one or more legal defenses available to the indemnified party that are different from or additional to those available to the indemnifying party or such other indemnified parties, as applicable, which different or additional defenses make joint representation inappropriate.

                           (iv) CONTRIBUTION.  If the  indemnification  from the
                  indemnifying party provided for in this Section 1.G is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in
                  Section 1.G(iii), any reasonable legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                           (v)  If   indemnification  is  available  under  this
                  Section 1.G, the indemnifying parties shall indemnity each indemnified party to the full extent provided in Sections 5(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 1.G.

                  H. LIMITATION TO REGISTRATION REQUIREMENT. Notwithstanding anything else herein to the contrary, the Company shall not be obligated to effect any registration of the Registrable Securities or take any other action (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Exchange Act, or (ii) during any period in which the Company suspends the rights of a subscriber after giving the Subscriber written notification of a Material Event.

                  I. TRANSFER OF RIGHTS. The rights to cause the Company to register Registrable Securities granted pursuant to the provisions hereof may be transferred or assigned by the Stockholder to a transferee or assignee; PROVIDED; HOWEVER, that the transferee or assignee of such rights assumes the obligations of such transferor or assignor, as the case may be, hereunder.

                  J.  INFORMATION BY STOCKHOLDER.  The Stockholder or holders of
         Registrable Securities included in any Registration Statement shall furnish to the Company such information regarding the Stockholder and the distribution of securities by the Stockholder as the Company may request in writing.

                  K. COMPLIANCE. The Stockholder covenants and agrees that the Stockholder will comply with the prospectus delivery requirements of the Act as applicable to the Stockholder in connection with sales of Registrable Securities pursuant to the Registration Statements required hereunder.

         2. AMENDMENT. Except as otherwise provided herein, the provisions hereof may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Stockholder.

         3. SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

         4. GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of California, irrespective of its choice of law principles.

         5. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         6. TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         7. NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or, if sent by telex, telecopier or e-mail transmission, upon receipt of the correct answer back, or upon deposit with the United States Post Office, by registered or certified mail, or upon deposit with an overnight air courier, in each case postage prepaid and addressed to the party to be notified at the address indicated for such party in the records of the Company, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

         8. SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         9. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, term sheets, letters, discussions and understandings of the parties in connection therewith.

         10. FURTHER ASSURANCES. Each party to this Agreement shall execute all instruments and documents and take all actions as may be reasonably required to effectuate this Agreement, whether before, concurrently with or after the consummation of the transactions contemplated hereby.

         IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first above written.


                             LANDBANK GROUP, INC.
                             a Delaware corporation

                             By:      /S/ ERIC STOPPENHAGEN
                                      --------------------------------
                                      Name: ERIC STOPPENHAGEN
                             Its:     Interim President




                             LANDBANK ACQUISITION, LLC
                             a California limited liability company


                             By:      /S/ DOUG GRAVINK
                                      --------------------------------
                                      Name: DOUG GRAVINK
                             Its:     Manager

                                    EXHIBIT A


                                     SHARES

79,311,256 shares of Common Stock issued to Landbank Acquisition LLC on December 31, 2007.